

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

Via E-mail
John Fredericks
General Counsel
Medley Management Inc.
600 Montgomery Street, 39th Floor
San Francisco, CA 94111

Re: Medley Management Inc.
Registration Statement on Form S-1
Filed on August 18, 2014
File No. 333-198212

Dear Mr. Fredericks:

We have reviewed your registration statement and correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 18

"Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act…," page 47

1.   You disclose that because currently you do not have comprehensive documentation of your internal controls and have not yet tested internal controls in accordance with Section 404, you cannot conclude that you do not have a material weakness in your internal controls or a combination of significant deficiencies that could result in the conclusion that you have a material weakness in your internal controls. In order for investors to understand the impact of your current internal controls, revise this risk factor to discuss the errors identified and corrected in response to comments three and six of the comment letter dated August 8, 2014. Please also revise this risk factor to clarify if management believes that the errors reflected one or more material weaknesses or significant deficiencies in your internal controls over financial reporting. If not, tell us how you

concluded that the errors do not reflect the presence of one or more material weaknesses. If so, revise your risk factor to more clearly identify the material weakness in internal controls as well as the risk that such a material weakness poses to investors in your Class A common stock.

Organizational Structure, page 50

Refinancing Transactions, page 53

2.   We note that you used the proceeds of the borrowings under the Term Loan Facility, together with cash on hand, to pay, among other things, approximately $33.2 million of indebtedness outstanding under your senior secured term loan and revolving credit facility with City National Bank (the "CNB Credit Agreement"). However, according to page 101 the outstanding balance under the CNB Credit Agreement was $34.3 million at June 30, 2014. Given that all amounts outstanding under the CNB Credit Agreement were repaid on August 14, 2014 as discussed on page 101, please revise your disclosure here and throughout the filing accordingly to reflect the correct amount of the CNB Credit Agreement that you repaid and to reconcile any differences due to timing.

Dividend Policy, page 57

3.   You disclose that the distributions to the pre-IPO owners to date in 2014, including distributions effected in connection with the Refinancing Transactions, amounted to $109 million. Tell us how you computed the $109 million presented here and how it reconciles to the $74.5 million referenced on page 53. Tell us the dates of the distributions that total the $109 million, with a reconciliation to the amounts presented in your financial statements.

Unaudited Pro Forma Consolidated Statements of Operations, page 66

4.   We note that pro forma adjustments (3), (7), and (8) reflect the deferral of debt issuance costs and repayment of the Senior Secured Credit Facilities. According to page 53, the term "Senior Secured Credit Facilities" represents the Term Loan Facility and the Revolving Credit Facility, which is a $15 million credit facility with City National Bank that you plan to enter into prior to the completion of this offering. Please clarify whether you have a firm commitment supported by signed legal binding documentation related to the Revolving Credit Facility. If not, explain to us how you determined that the transactions related to the Revolving Credit Facility should be presented as pro forma adjustments as they do not appear to be factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Components of our Results of Operations, page 78

Performance Fees, page 79

5.   We have read your response to comment five. You state on page 80 that if the funds were either liquidated at their fair value or valued at zero at December 31, 2013 and 2012, there would have been no clawback obligation or liability. Expand your disclosure to address the information in your response to more clearly explain for the reader why you would not be subject to any clawback obligation or liability in either circumstance. Revise to quantify the revenue amounts that are subject to reversal as of the balance sheet dates presented on each a combined and standalone basis.

Standalone Result of Operations, page 94

6.   We have read your response to comment six. We note that the $1.5 million reclassification from management fees to performance fees was a result of an error in intercompany charges recorded between Medley LLC and Medley Opportunity Fund II LP. Please explain to us the specific facts of the error as it is still unclear how this error would result in management fees to be overstated and performance fees to be understated. As part of your response, more clearly identify the original entries that were in error, the correcting entries, and the relevant internal controls that did not detect or prevent the error.

 Medley LLC and Medley GP Holdings LLC for the period ended December 31, 2013

7.   In light of the planned distribution of $74.5 million that will be given to members of Medley LLC prior to this offering, please tell us how you considered the guidance in SAB Topic 1.B.3 regarding the pro forma balance sheet and earning per share presentation on the face of your combined and consolidated financial statements.

Exhibits

8.   We note that a number of exhibits, including the Medley LLC Limited Liability Company Agreement and the legality opinion will be filed by amendment. Please file your exhibits as soon as possible to provide us with adequate time to review the documents and issue any necessary comments on the documents, or on your related disclosure.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Trotter at (202) 551-3472 or Kevin Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor
Special Counsel
for

Suzanne Hayes
Assistant Director